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DIRECTORS' CIRCULAR
RECOMMENDING

REJECTION

OF THE OFFER BY
FIRST QUANTUM MINERALS LTD.
TO ACQUIRE ALL OF THE COMMON SHARES OF
ADASTRA MINERALS INC.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ADASTRA SHAREHOLDERS REJECT THE FIRST QUANTUM OFFER AND NOT TENDER THEIR COMMON SHARES

February 17, 2006

Notice to United States Shareholders

The offer to which this Directors' Circular relates is made for the securities of a Canadian issuer and, while the offer is subject to disclosure requirements in Canada, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under United States federal securities law may be affected adversely by the fact that Adastra Minerals Inc. is located outside the United States and that some or all of its officers and directors are residents of countries other than the United States.

First Quantum's Offer undervalues
your Adastra shares

What they want you to put in...

Copper equivalent recoverable resources	Copper equivalent production (2009)

...and what you would get out...

Fully diluted equity share under First Quantum's Offer
Do Not Tender Your Shares

Adastra Minerals Inc.
Castlewood House
77/91 New Oxford Street
London, WC1A 1DG

        February 17, 2006

Dear Adastra Shareholder:

        You may recently have received a share exchange offer from First Quantum Minerals Ltd. ("First Quantum") to acquire all of the outstanding common shares of Adastra Minerals Inc. ("Adastra" or the "Company") on the basis of one First Quantum common share for every 17.5 common shares of Adastra (the "First Quantum Offer"). The First Quantum Offer was not solicited by or negotiated with Adastra.

        Your Board of Directors (the "Board") has unanimously determined that the consideration offered by First Quantum is inadequate and that the First Quantum Offer is not in your best interests. The Board unanimously recommends that you REJECT the First Quantum Offer and that you NOT TENDER your Adastra common shares ("Adastra Shares") to the First Quantum Offer and, if you have already tendered any of your Adastra Shares, that you withdraw them immediately. Shareholders who have deposited Adastra Shares under the First Quantum Offer and who wish to obtain advice or assistance in withdrawing their Adastra Shares are urged to contact The Equicom Group (in North America) toll free at 1-800-385-5451 or Adastra (in Europe and elsewhere) at +44 (0) 20 7257 2040.

        In reaching its conclusions, the Board considered the report and recommendation of a Special Committee of Adastra directors (the "Special Committee") who are independent of Adastra management. The Board and the Special Committee have received an opinion from N M Rothschild & Sons Limited ("Rothschild") that the consideration which First Quantum has offered to Adastra shareholders is inadequate from a financial point of view. The Board's assessment of the First Quantum Offer and its reasons for the recommendation that you REJECT the First Quantum Offer are set out in the accompanying Directors' Circular.

        In making your decision regarding the First Quantum Offer you should consider, among other things, the following reasons for rejection:

1.     The First Quantum Offer significantly undervalues Adastra.

  •
  Adastra's principal asset, a tailings project in the Democratic Republic of Congo (the "DRC") (the "Kolwezi Project"), contains the world's third largest cobalt resource and is poised to benefit from anticipated future robust conditions in the cobalt market.

  •
  Adastra shareholders are being offered only 7% of the combined Adastra/First Quantum group's equity, which is insufficient compensation for the Kolwezi Project. Management believes the Kolwezi Project would contribute approximately 21% to the combined group's copper equivalent production in 2009 and would account for approximately 45% of the combined group's copper equivalent recoverable resources.

  •
  Mitsubishi Corporation ("Mitsubishi") has reached agreement with Adastra (subject to confirmatory due diligence, negotiation of definitive documentation and approval of both companies' boards of directors) for Mitsubishi to purchase a 14.9% stake in the Kolwezi Project, in return, among other things, for payment to Adastra of US$37.5 million in cash, provision of US$12.5 million of shareholder loans to the Kolwezi Project on Adastra's behalf and extension of completion guarantees to project lenders. The terms of the Mitsubishi transaction, when adjusted for management's estimate of the value of Adastra's other assets (in which Mitsubishi is not acquiring an interest), impute a value to Adastra that exceeds the value implied by the First Quantum Offer based on First

    Quantum's closing price on the TSX on February 15, 2006, which was Cdn. $37.50, and the closing price on January 18, 2006, the date that First Quantum announced its intention to make an offer, which was Cdn. $37.65. Instead of offering a premium for control, First Quantum is offering less value for Adastra than is implied by Mitsubishi's proposed purchase of a minority interest in the Kolwezi Project.

2.     Management of Adastra has advanced significantly the development of the Kolwezi Project.

  •
  The Board believes that completion by management of the financing, development and commissioning of the Kolwezi Project will result in better value for Adastra shareholders than the First Quantum Offer.

  •
  As part of these plans, Adastra has reached agreement with Mitsubishi (subject to the conditions described above) under which Mitsubishi would acquire a 14.9% equity interest in the Kolwezi Project, provide part of the project financing and enter into a long term off-take arrangement, all as more fully described in the accompanying Directors' Circular. Completion of the Mitsubishi transaction would imply a value for the Company's assets in excess of the First Quantum Offer, would leave Adastra with a greater than 50% equity interest in, and control of, the Kolwezi Project and with financial resources which, based on the current assessment of the likely levels of project debt financing, management believes would be sufficient to cover most or all of its equity requirement to implement the Kolwezi Project's development. The Board believes that this is likely to deliver Adastra shareholders better value than the First Quantum Offer.

3.     The timing of the First Quantum Offer is opportunistic and disadvantageous to Adastra shareholders.

  •
  The First Quantum Offer has come shortly before a period of expected significant risk reduction and associated value enhancement for the Company. The definitive feasibility study for the Kolwezi Project is expected to be completed in early March 2006, the Company is successfully advancing the financing of the Kolwezi Project and is on schedule to sign project loan agreements and start construction of the tailings re-treatment facility before the end of 2006. If the First Quantum Offer is completed, Adastra shareholders would be denied the opportunity to benefit fully from Adastra's development plans and the anticipated value enhancement associated with the reduction in project risk.

  •
  Over the two year period to the announcement of the First Quantum Offer the ratio of the Adastra share price to the First Quantum share price has on average been 12.4: 1. This is a significant premium to the 17.5: 1 exchange ratio under the First Quantum Offer.

4.     The First Quantum Offer is financially inadequate.

  •
  Rothschild has delivered to the Special Committee and the Board a written opinion that, subject to the assumptions, limitations and qualifications set forth therein, the consideration under the First Quantum Offer is inadequate from a financial point of view to Adastra shareholders.

  •
  Since the date of the First Quantum Offer, Adastra Shares have consistently traded above the implied value of the First Quantum Offer.

  •
  The First Quantum Offer fails to compensate Adastra shareholders appropriately for the value of the synergies which First Quantum claims would result from implementation of the First Quantum Offer.

5.     The Board is investigating other value-maximization options.

  •
  In addition to the proposed transaction with Mitsubishi, Adastra is investigating a number of alternatives to the First Quantum Offer in order to maximize value for Adastra shareholders. This includes, among other things, initiating contact with a number of parties that have executed confidentiality agreements, are actively reviewing the contents of the Company's data room and have expressed an interest in pursuing alternative transactions.

6.     The First Quantum Offer is of volatile and uncertain value and is highly conditional.

  •
  The value of the First Quantum Offer is entirely dependent on the value of First Quantum's shares, which are subject to considerable share price volatility. There is no cash alternative or other underpinning of the value of the First Quantum Offer.

  •
  The First Quantum Offer contains 14 conditions for the benefit of First Quantum which would permit First Quantum to terminate the First Quantum Offer virtually at will.

7.     Adastra's largest shareholders have rejected the First Quantum Offer.

  •
  M&G Investment Management, Adastra's largest shareholder (14.8%), together with Mr. Jean-Raymond Boulle, the founder of Adastra and its largest non-institutional shareholder (beneficial shareholding 7.7%), Merrill Lynch Investment Managers (5.2%) and other major shareholders, which in aggregate hold more than 50% of Adastra's issued share capital have advised the Board that they do not find the First Quantum Offer attractive and would support the Board in rejecting the First Quantum Offer.

        You are recommended to read the full explanation of the reasons for your Board's recommendation in the accompanying Directors' Circular.

Sincerely,
On behalf of the Board of Directors of Adastra Minerals Inc.

Bernard Vavala	Timothy Read
Chairman of the Board	Director, President and Chief Executive Officer
Shareholders requiring advice or assistance concerning the First Quantum Offer are urged to contact their broker or:
In North America — The Equicom Group — Toll Free: 1-800-385-5451 In Europe and elsewhere — Adastra Minerals Inc. — +44 (0) 20 7257 2040

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Directors' Circular includes "forward-looking statements" within the meanings of the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and "forward-looking information" within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). All statements, other than statements of historical facts, included in this Directors' Circular that address activities, events, transactions or developments that Adastra expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Adastra's business, operations, plans and other such matters are forward-looking statements. When used in this Directors' Circular, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

        Statements made in this Directors' Circular about the anticipated impact that the First Quantum Offer may have on the combined operations of Adastra and First Quantum, as well as the expected results from this transaction, are forward-looking statements. Other forward-looking statements include, but are not limited to, those with respect to the price of copper and cobalt, the timing and costs of project development, financing and implementation, the timing and amount of estimated future production, costs of production, reserve and resource estimates and reserve conversion rates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Adastra or First Quantum to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, including those in the Democratic Republic of Congo, risks related to joint venture operations, risks related to the development of the Kolwezi Project (including risks related to the consummation of the proposed transaction with Mitsubishi, which may not close on terms currently anticipated or at all), risks related to obtaining necessary project financing on the terms currently anticipated (or at all), actual results of current exploration activities, actual results of reclamation activities, risks related to construction, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper and cobalt, risks related to the integration of acquisitions, as well as those factors discussed in the public disclosure documents of Adastra and First Quantum. Although attempts have been made to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE RATES

        All references to "$" or "dollars" in this Directors' Circular refer to United States dollars, unless otherwise indicated.

        The following table sets forth the exchange rate for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of such exchange rates, and the exchange rate at the end of such period, based upon the noon buying rates provided by the Bank of Canada:

	Year Ended December 31
	2005	2004	2003
Rate at end of period	1.1659	1.2036	1.2924
Average rate for period	1.2116	1.3015	1.4015

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

        On February 15, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn. $1.15. On February 15, 2006, the exchange rate for one British pound expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was Cdn. $2.01.

INFORMATION REGARDING FIRST QUANTUM

        All information provided in this Directors' Circular relating to First Quantum is derived from information contained in the First Quantum Offer and other information contained in public filings made by First Quantum with securities regulatory authorities in Canada or otherwise made publicly available by First Quantum. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

DIRECTORS' CIRCULAR

        This Directors' Circular is issued by the board of directors (the "Board" or "Board of Directors") of Adastra Minerals Inc. ("Adastra" or the "Company") in connection with the share exchange offer made by First Quantum Minerals Ltd. ("First Quantum") to acquire all of the outstanding common shares of Adastra (the "Adastra Shares") on the basis of one First Quantum common share for every 17.5 common shares of Adastra, upon the terms and subject to the conditions set forth in the offer and accompanying circular of First Quantum dated February 2, 2006 (collectively, the "First Quantum Offer").

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS
REJECT THE FIRST QUANTUM OFFER AND NOT TENDER THEIR ADASTRA SHARES.

BACKGROUND AND OWNERSHIP OF THE KOLWEZI PROJECT

        Adastra's tailings project (the "Kolwezi Project") is located approximately 25 kilometres outside of the town of Kolwezi in the copper belt region of the Katanga province of the Democratic Republic of Congo (the "DRC") and will involve processing 112.8 million tonnes of oxide tailings which were produced by the nearby copper and cobalt mineral concentrator facility in Kolwezi owned by Gécamines, the state-owned mining company of the DRC. This concentrator facility has processed high-grade sulphide and oxide ores from nearby mines from 1952 onwards. Due to the poor recoveries from the oxide material by conventional concentrating techniques, valuable amounts of cobalt and copper have been discharged into two tailings dams, the Kingamyambo tailings dam and the Musonoi tailings dam, both of which form part of, and contribute the feedstock for, the Kolwezi Project.

        On June 15, 2004, Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), of which Adastra, through its wholly-owned subsidiaries, currently has an 82.5% shareholding, with the remainder owned by Gécamines (12.5%), and the Government of the DRC (5%) secured unequivocal title over 100% of the Kolwezi Project site area and obtained the relevant tailings exploitation permit under the DRC Mining Code. In October and November 2005, the International Finance Corporation (the "IFC") and the Industrial Development Corporation of South Africa Limited (the "IDC") signed a series of definitive agreements with Adastra to exercise pre-existing options and acquire 7.5% and 10% shareholdings, respectively, in KMT (the "IFI Agreements"). The completion of the exercise of these options will occur upon the amendment of KMT's articles of association, an administrative procedure to be completed by the government of the DRC, which management expects to be completed shortly, and at which time Adastra's interest in KMT accordingly will fall to 65%. Under the IFI Agreements, upon the acquisition by one or more persons (acting in concert) of more than 50% of the Adastra Shares, the IFC and the IDC each has the right (but not the obligation) to convert its shareholding in KMT into Adastra Shares based on a conversion ratio determined by dividing the fair market value of its share of the Kolwezi Project (less any cash payment therefor made by Adastra) by the trade weighted average of Adastra Shares on the TSX during the 20 trading days immediately preceding the date of conversion, provided that the number of Adastra Shares held by each of the IFC and IDC shall not exceed 20% of Adastra's issued share capital on a fully-diluted basis.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

THE MITSUBISHI TRANSACTION

        Since April 2005, Adastra has been engaged in negotiations with Mitsubishi Corporation ("Mitsubishi") in respect of a transaction in which Mitsubishi would acquire from Adastra a minority stake in the Kolwezi Project, provide project financing on behalf of Adastra and enter into long-term copper and cobalt off-take arrangements with KMT (the "Mitsubishi Transaction").

        On January 10, 2006, Adastra and Mitsubishi agreed the principal terms of such arrangements which, if completed, would result in Adastra obtaining the equity funding required to cover most or all of its equity requirements to implement the Kolwezi Project, based on the current assessment of the likely levels of project debt financing.

        The Mitsubishi Transaction was and remains subject to confirmatory due diligence, negotiation of definitive agreements and the approvals of the boards of directors of each of Adastra and Mitsubishi. While management of Adastra is confident that the Mitsubishi Transaction can be completed on the terms described below, there can be no assurance that the Mitsubishi Transaction will be completed, or will be completed on such terms.

        The principal terms of the Mitsubishi Transaction agreed between Adastra and Mitsubishi are:

  •
  Mitsubishi would acquire from Adastra 14.9% of KMT, thereby leaving Adastra with a 50.1% interest in KMT following completion of the exercise by IDC and IFC of their options to acquire 10% and 7.5% of KMT, respectively.

  •
  In consideration for the foregoing equity stake, Mitsubishi would make a $37.5 million cash payment to Adastra when the Kolwezi Project loan financing is secured and would lend a further $12.5 million to KMT on behalf of Adastra which together would provide most or all of Adastra's anticipated shareholder loan and equity contribution to the Kolwezi Project.

  •
  Subject to an agreed overall monetary cap on its payments, contributions and guarantees, Mitsubishi would fund 18% of the Kolwezi Project development equity and shareholder loans and extend between 18% and 23% of completion guarantees to the project lenders (the precise percentage within this range depending on the amount of such guarantees to be provided by IFC and IDC).

  •
  Mitsubishi would fund at least $2.2 million of the Kolwezi Project owners' costs until the Kolwezi Project loan financing is secured.

  •
  Mitsubishi would also fund 18% (subject to the overall maximum commitment referred to above) of a $30 million cost overrun facility in respect of the Kolwezi Project.

        The parties have also agreed, subject to negotiation of definitive agreements and to completion of the acquisition by Mitsubishi of its equity stake in the Kolwezi Project, that Mitsubishi would purchase on normal commercial terms 100% of the Kolwezi Project's copper production at London Metal Exchange Grade A price (less a commission) for 15 years, and enter into an agency agreement to sell the Kolwezi Project's cobalt in selected regions.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

REASONS FOR THE BOARD'S RECOMMENDATION

        The Board of Directors carefully reviewed and considered the First Quantum Offer, with the benefit of advice from its financial and legal advisors and the advice and recommendations of a special committee of Adastra Directors (the "Special Committee") who are independent of management of Adastra. The following is a summary of the principal reasons for the Board's unanimous recommendation to Adastra shareholders to REJECT the First Quantum Offer.

1.     The First Quantum Offer significantly undervalues Adastra.

        (a)   Kolwezi is a world-class asset

        The Kolwezi Project, in which Adastra has an 82.5% stake (which stake would decrease to 50.1%, following the exercise of options by the IFC and the IDC and upon completion of the Mitsubishi Transaction, all as described above), is the world's third largest cobalt resource and the world's largest surface cobalt resource. Management anticipates that the definitive feasibility study (the "DFS"), which is expected to be completed in early March 2006, will indicate that the Kolwezi Project will have a mine life of 53 years based on annual production of 5,900 tonnes of cobalt and 33,200 tonnes of copper and generate an anticipated project internal rate of return of approximately 30% which appears to be one of the highest rates of return of recent or anticipated greenfield base metal projects1.

        As calculated in accordance with the Canadian Institute of Mining and Metallurgy guidelines and the provisions of National Instrument 43-101 — Standards of Disclosure of Mineral Projects ("NI 43-101") by Dr. Isobel Clark of Geostokos Limited, a qualified person as defined under NI 43-101, the Kolwezi Project comprises a measured resource of 109.7 million tonnes and an indicated resource of 3.1 million tonnes of mineralization grading 1.49% copper and 0.32% cobalt. Dr. Isobel Clark has advised management that upon completion of the DFS it is anticipated that 100% of the measured resource will be re-categorized as a proven mineral reserve and 100% of the indicated resource will be re-categorized as a probable mineral reserve.

	Measured					Indicated
Resource	Tonnes of Mineralization	Tonnes of Copper	% Copper	Tonnes of Cobalt	% Cobalt	Tonnes of Mineralization	Tonnes of Copper	% Copper	Tonnes of Cobalt	% Cobalt
Kingamyambo	42,316,297	563,094	1.33	130,898	0.31	—	—	—	—	—

Musonoi	67,424,650	1,070,337	1.59	220,572	0.33	3,061,698	42,968	1.40	11,780	0.38

Totals	109,740,947	1,633,431	1.49	351,470	0.32	3,061,698	42,968	1.40	11,780	0.38

        CRU Strategies Ltd. ("CRU"), a metals and mining industry consulting firm based in London, England, estimates that over the last ten years, global demand for cobalt has grown at a rate of 6.6% annually, significantly above the rate of growth in global industrial production. Studies conducted by CRU indicate that demand for cobalt is projected to grow by 4.25% annually through to 2020, driven by high growth in lithium-ion batteries, nickel metal hydride batteries for hybrid electric vehicles and catalysts for the manufacture of petrochemicals as well as superalloys. Based upon its anticipated low costs and long projected mine life, the Kolwezi Project will be poised to benefit from this robust future cobalt market growth. Management expects that it will be possible to double operating capacity of the Kolwezi Project to 11,800 tonnes per annum of cobalt and 66,000 tonnes per annum of copper within 5 to 6 years following first production, should the demand for cobalt warrant such an expansion.

(1)
Based on internal rates of return disclosed in published feasibility studies for a representative group of recent or anticipated greenfield base metal projects. Kolwezi Project pre-finance, post-tax anticipated internal rate of return is calculated assuming a price of cobalt of $12/lb. avoirdupois and a price of copper of $1.10/lb. avoirdupois.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

        CRU projects that the price of cobalt will average around $15/lb. to 2010 and thereafter average its long run marginal cost, which CRU estimates as $12/lb. Management anticipates that the Kolwezi Project will be the world's lowest cost primary cobalt producer, and that the DFS will indicate that the Kolwezi Project will have life of mine average cash operating costs of approximately $0.70/lb. of cobalt (after copper credits calculated at $1.10/lb. of copper).

Comparison of cobalt production costs

Production costs 2010
(based on cobalt price of $15/lb)

Source: CRU, "The Outlook for Cobalt — 2006"

        The Kolwezi Project is located in Katanga, a part of the DRC which has been relatively unaffected by the strife which has occurred in other parts of this very large country. The World Bank sponsored DRC Mining Code that came into force on January 11, 2003 sets out a comprehensive framework for the exploration and exploitation of minerals in the DRC. It also encompasses a clearly defined taxation regime for the mining sector and protects existing mining titleholders by stabilizing the current taxation regime for at least ten years. Adastra believes that the presence of the IFC, the IDC and other multilateral/bilateral public sector institutions as shareholders in and lenders to the Kolwezi Project will provide added stability.

        (b)   Relative contributions analysis

        If existing Adastra shareholders were to accept the First Quantum Offer they would only own approximately 7% of the fully-diluted equity of the combined Adastra/First Quantum group.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

        The Board does not believe that the First Quantum Offer gives Adastra shareholders sufficient compensation for what would be the Kolwezi Project's contribution to a combined Adastra/First Quantum group. Management estimates that the Kolwezi Project would contribute approximately 21% of the combined Adastra/First Quantum group's copper equivalent2 2009 production3 and approximately 45% of its copper equivalent recoverable resources4.

Equity share (First Quantum Offer)	Copper equivalent production (2009)	Copper equivalent recoverable resources (lb m)

        (c)   Adastra has other important assets

        The Board believes that the First Quantum Offer fails to attribute fair value to Adastra's other assets, which include:

        Kolwezi sub-surface rights — In October 2005, Adastra announced that its wholly-owned Congolese subsidiary had secured sub-surface exploration rights under the whole of the Kolwezi Project licence area. This renewable licence, for copper and cobalt exploration, has a validity of 5 years from August 24, 2005. The sub-surface exploration rights cover areas of past mining activity, including the Kingamyambo, Kananga West, Kananga East and Clippe Nord deposits. An exploration programme for a number of targets in this area is under preparation.

        Kipushi — Adastra has entered into a joint venture agreement with Kumba Resources Limited ("Kumba") under which Kumba may spend up to $3.5 million to acquire up to 50% of Adastra's option over the Kipushi underground zinc-copper mine in the southern region of the DRC. Measured and indicated mineral resources at the Kipushi zinc-copper mine, as calculated by Gécamines and verified by Neil Scott (a qualified person within the meaning of NI 43-101) of International Mining Consultants Limited, total 8.9 million tonnes (grading 10.07% zinc and 2.52% copper) and 8.0 million tonnes (grading 24.21% zinc and 2.09% copper), respectively. The cut-off grade used for these estimates was zero.

(2)
"Copper equivalence" as used in this Directors' Circular expresses aggregate mineral production, or resources, in terms of the tonnage of copper of equivalent value. In calculating copper equivalence, quantities of gold have been valued at US$450 per troy ounce, cobalt at US$12 per pound avoirdupois and copper at US$1.10 per pound avoirdupois.

(3)
First Quantum's attributable 2009 production is based on publicly disclosed information for that year, save for First Quantum's Frontier property where the figure used (90,000 tonnes of copper) is that disclosed for 2008, as no figure for expected 2009 production is publicly available.

(4)
Resources are 2005 year-end recoverable measured and indicated resources attributable to the company concerned, save for First Quantum's Guelb Moghrein property for which there is no NI 43-101 filing, and where the resource figure has had to be sourced from a publicly available September 2005 First Quantum investor presentation. First Quantum's recoveries are based on publicly disclosed information (for the Kansanshi property from a February 2005 publicly available NI 43-101 technical report, for the Guelb Moghrein property from the September 2005 publicly available First Quantum investor presentation, and for the Bwana/Lonshi property from the publicly disclosed historic recoveries since 2003), save for the Frontier property where the average recovery assumed by various equity analysts has been used.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

        Solwezi — Adastra has a prospective exploration licence in Zambia, which is contiguous with the Kipushi deposit.

  (d)
  The proposed purchase by Mitsubishi of a minority stake in the Kolwezi Project values Adastra Shares more highly than the First Quantum Offer

        The terms of the Mitsubishi transaction, when adjusted for management's estimate of the value of Adastra's other assets (in which Mitsubishi is not acquiring an interest), impute a value to Adastra that exceeds the value implied by the First Quantum Offer based on First Quantum's closing price on the TSX on February 15, 2006, which was Cdn. $37.50, and the closing price on January 18, 2006, the date that First Quantum announced its intention to make an offer, which was Cdn. $37.65.

        In addition, management believes that if the Mitsubishi Transaction is completed, the presence of Mitsubishi as a minority partner in the Kolwezi Project, and the additional funding and support it brings, would significantly reduce the risks associated with financing and developing the Kolwezi Project. Based on the current assessment of the likely level of project debt finance, the Mitsubishi Transaction is expected to provide Adastra with sufficient cash to cover most or all of its equity financing obligations for the Kolwezi Project, provide strong completion guarantees to project lenders and greater certainty over copper and cobalt sales and marketing.

The Kolwezi Project is the world's third largest cobalt resource. Management anticipates that it will be the world's lowest cost primary cobalt producer and will generate high rates of return compared to many recent or anticipated base metal mining projects. The First Quantum Offer significantly undervalues the Kolwezi Project and Adastra's other valuable assets. Instead of paying a premium for control of Adastra, First Quantum is offering less than the value imputed to Adastra by Mitsubishi's proposed purchase of a minority stake in the Kolwezi Project.

2.     Management of Adastra has advanced significantly the development of the Kolwezi Project

  (a)
  The Definitive Feasibility Study will be published shortly

        The DFS which is expected to be completed in early March 2006 following 18 months of work, including extensive process test work and site investigations, by Murray & Roberts Limited and GRD Minproc Limited, leading international contractors and mining consultants. Following extensive discussions with Murray & Roberts Limited and GRD Minproc Limited, management expects that the DFS will define a project with the following key characteristics, which management believes will contain operating parameters at, or close to, the levels described. Following completion of the DFS, further optimization of the project operating assumptions may result in some further changes to these characteristics.

•	Mine life	•	53 years
•	Projected throughput (average, life of mine)	•	2.30 million tonnes per annum
•	Projected production capacity	•	5,900 tonnes per annum of cobalt cathode
		•	33,200 tonnes per annum of copper cathode

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

•	Total project capital cost (December 2005 real terms) (including owners' costs, engineering, procurement and construction fees and contingencies, insurance, first-fill and spares)	•	Less than $350 million
•	Estimated average cash production costs over life of the Kolwezi Project	•	Approximately $0.70 per lb. of cobalt cathode (after copper credits @ $1.10/lb.) or
		•	Approximately negative @1.00 per lb. of copper cathode (after cobalt credits @ $12/lb.)
•
Projected internal rate of return
	(Pre-finance, post-tax anticipated internal rate of return is calculated assuming a price of cobalt of $12/lb. avoirdupois and a price of copper of $1.10/lb. avoirdupois)	•	Approximately 30%

        These figures represent an expected annual increase in production capacity for the Kolwezi Project of approximately 11% and 7% for copper and cobalt production capacity, respectively, from that in the inception report prepared by Murray & Roberts Limited and GRD Minproc Limited in December 2004, and like-for-like increases in unit operating cost and capital costs of approximately 10% and 15% respectively. Management believes that the higher production estimates will more than offset the operating and capital cost increases expected to be included in the DFS when calculating the net present value of the Kolwezi Project.

  (b)
  Project financing is well advanced

        Adastra is successfully advancing the debt financing of the Kolwezi Project and is scheduled to sign project loan agreements and start construction by the end of 2006. Adastra has appointed the Royal Bank of Scotland to arrange and underwrite a $60 to $75 million untied commercial bank loan (the "RBS Loan") and Investec Bank Limited and the IDC as co-arrangers and co-underwriters of a $80 to $120 million South African export credit agency loan facility (the "Investec/IDC Loan") for the Kolwezi Project. In addition, Adastra has received written expressions of interest from a number of public sector financial institutions to lend in aggregate over $150 million to the Kolwezi Project. When these expressions of interest are aggregated with the RBS Loan and the Investec/IDC Loan, they significantly exceed the debt financing requirements for the Kolwezi Project. While management is confident that the debt financing of the Kolwezi Project will be completed, there can by no assurance that such financing will be available, or available on acceptable terms, in an amount sufficient to fund the development of the Kolwezi Project.

  (c)
  Agreement reached with Mitsubishi

        The Mitsubishi Transaction (see section above for details) demonstrates the significant value of even a minority stake in the Kolwezi Project and validates Adastra's plan for bringing the Kolwezi Project to completion.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

        Completion of the Mitsubishi Transaction would result in Adastra obtaining the funding required to cover most or all of its equity requirements to implement the Kolwezi Project, based on the current assessment of the likely levels of project debt financing.

The Board believes that management's plans for financing, developing and commissioning the Kolwezi Project, which are well advanced, will result in better value for Adastra shareholders than the First Quantum Offer. The Mitsubishi Transaction would provide Adastra with most or all of its Kolwezi Project equity.

3.     The timing of the First Quantum Offer is opportunistic and disadvantageous to Adastra shareholders.

  (a)
  The First Quantum Offer comes just before a period of considerable expected value enhancement for Adastra

        The First Quantum Offer has come shortly before a period of expected significant risk reduction and associated value enhancement for the Company. As set out above, the DFS is expected to be completed in early March 2006, the Company is successfully advancing the financing of the Kolwezi Project and is scheduled to sign project loan agreements and start construction of the tailings re-treatment facility at the Kolwezi Project site by the end of 2006.

        Public markets assign a substantially greater value to a mining company's share price as the company successfully finances and develops its projects. The chart below illustrates how mining companies which have recently brought into production their sole or major project have experienced share price increases averaging 99% in the period between one year before and 6 months after arrangement of financing.

Share price increase

Source: Bloomberg and press releases.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

  (b)
  The First Quantum Offer exploits a period of relative strength in the First Quantum share price

        Over the past two years, Adastra has typically traded at a significant premium to the terms implied by the First Quantum Offer. The graph below shows that over the two year period prior to the announcement of the First Quantum Offer, the average exchange ratio based on respective share prices was 12.4: 1. This is a significant premium to the 17.5: 1 exchange ratio offered by First Quantum.

Share exchange ratio

Source: Bloomberg

The First Quantum Offer has been opportunistically timed with the objective of acquiring Adastra cheaply during a period when First Quantum's share price is relatively high. If completed, Adastra shareholders would be denied the opportunity of benefiting from Adastra's development plans and the anticipated value enhancement associated with reducing Kolwezi Project risk.

4.     The First Quantum Offer is financially inadequate

  (a)
  Financial inadequacy opinion

        N M Rothschild & Sons Limited ("Rothschild") has delivered a written opinion to the Special Committee of the Board of Directors and the Board of Directors that, subject to the assumptions, limitations and qualifications set forth therein, the consideration under the First Quantum Offer is inadequate, from a financial point of view, to Adastra shareholders. A copy of Rothschild's opinion is attached as Appendix A.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

  (b)
  First Quantum's Offer is at a substantial discount to the trading value of your shares

        Since the announcement by First Quantum on January 18, 2006 of its intention to make the First Quantum Offer, the trading price of Adastra Shares has consistently exceeded the value of the First Quantum Offer. Adastra believes that the strength of its share price indicates the market's view that the value of acquiring control of Adastra exceeds the implied value of the First Quantum Offer.

  (c)
  The First Quantum Offer does not reflect an adequate premium for control

        The First Quantum Offer represents only a 20% premium to the volume-weighted average Adastra share price on the TSX on the day 20 trading days prior to the date of the announcement of the First Quantum Offer. The average comparable premium paid in recent successful precedent transactions involving single asset mining companies has been 51%.

Bid premia (20 trading days prior to announcement)

Source: Bloomberg and press releases.

  (d)
  Synergies available to First Quantum are not shared with Adastra shareholders

        The First Quantum Offer states that the combined Adastra/First Quantum group will achieve significant savings but fails to provide Adastra shareholders with an appropriate share of these.

The First Quantum Offer represents an insufficient premium for giving up control of Adastra.

5.     The Board is investigating other value-maximization options

        Completion of the Mitsubishi Transaction would value the Company's assets more highly than the First Quantum Offer, would leave Adastra with more than a 50% equity interest in and control of the Kolwezi Project and with financial resources sufficient to cover most or all of the equity requirement to implement the Kolwezi Project's development. The Board believes that this is likely to deliver Adastra shareholders better value than the First Quantum Offer.

        In addition to the proposed transaction with Mitsubishi, Adastra is investigating a number of alternatives to the First Quantum Offer in order to maximize value for Adastra shareholders. This includes, among other things, initiating contact with a number of parties that have executed confidentiality agreements, are actively reviewing the contents of the Company's data room and have expressed an interest in pursuing alternative transactions. Although there can be no certainty that these initiatives will result in an alternative transaction, the Board believes that the Kolwezi Project is potentially very attractive to parties other than First Quantum.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

        Tendering Adastra Shares to the First Quantum Offer before the Board of Directors and its advisors have had an opportunity to fully explore all available alternatives to maximize shareholder value may preclude the possibility of a financially superior alternative transaction emerging.

The Board believes management's plans to develop the Kolwezi Project in conjunction with the Mitsubishi Transaction offer Adastra shareholders better value than the First Quantum Offer. The Board also believes that other superior offers or alternatives may emerge from Adastra's value-maximization process.

6.     The First Quantum Offer is of volatile and uncertain value

        The First Quantum Offer is an all-share offer with no cash alternative. The value of the consideration being offered is therefore uncertain and dependent on the value of First Quantum shares some time after the exchange offer is consummated. Indeed, this risk is acknowledged by First Quantum on page 30 of the First Quantum Offer, which states that "If the market price of First Quantum [s]hares declines, the value of the consideration received by [Adastra] [s]hareholders will decline as well. For example, during the twelve-month period ended January 17, 2006, the closing price for First Quantum [s]hares on the TSX varied from a low of Cdn. $17.30 to a high of Cdn. $39.00".

        First Quantum shares are highly sensitive to the price of copper whereas Adastra Shares are more sensitive to the price of cobalt. First Quantum is asking that you exchange your Adastra Shares for First Quantum shares when copper is near an all-time high whereas cobalt is trading well below its historic average price. First Quantum has stated that its shares are lower risk than Adastra's; however, given the respective prices of copper and cobalt, the Board believes that the value of First Quantum shares are subject to significant commodity price risk.

        In addition, should an Adastra shareholder wish to monetize its First Quantum shares it must sell into the markets, where turnover (TSX and AIM) of First Quantum shares averages 221,000 shares a day. 4.93 million new First Quantum shares would be issued to Adastra shareholders, optionholders and warrantholders under the First Quantum Offer. The absence of a cash alternative exposes Adastra shareholders to the risk that the market will not absorb the ensuing selling pressure without a significant fall in the First Quantum share price, thereby reducing the value of the consideration received.

First Quantum's Offer is an all share offer with no cash alternative and its share price is highly volatile and trading near its all time high. The market may not absorb the selling pressure that would result from the acceptance of an all-paper offer without a significant reduction in the First Quantum share price. The First Quantum Offer is therefore volatile and of uncertain value.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

7.     Adastra's largest shareholders and directors and senior officers have rejected the First Quantum Offer

        The Board of Directors has been advised by M&G Investment Management Limited, on behalf of Prudential plc and its subsidiaries, Adastra's largest shareholder, holding 14.8% of the issued and outstanding Adastra Shares, together with Mr. Jean-Raymond Boulle, the founder of Adastra and its largest non-institutional shareholder (beneficial holder of 7.7% of the issued and outstanding Adastra Shares), Merrill Lynch Investment Managers (holder of 5.2% of the issued and outstanding Adastra Shares) and other major shareholders, who in aggregate hold more than 50% of Adastra's issued share capital, that they do not intend to tender their Adastra Shares to the First Quantum Offer.

        In addition, the Board of Directors has been advised that, as of the date of this Directors' Circular, none of the directors or senior officers, who in aggregate own 1.5% of the Adastra's issued share capital, has accepted or intends to accept the First Quantum Offer.

Adastra shareholders holding more than 50% of the Adastra Shares have advised Adastra that they will not accept the First Quantum Offer.

8.     The First Quantum Offer is highly conditional

        The First Quantum Offer is highly conditional for the benefit of First Quantum. In total, there are 14 conditions, which would permit First Quantum to terminate the offer virtually at will, with the result that the tendering of the Adastra Shares to the First Quantum Offer would constitute little more than the grant of an option to First Quantum to acquire Adastra Shares. Each of the conditions must be satisfied or waived before First Quantum will be obliged to take up any Adastra Shares deposited under the First Quantum Offer. Several of the conditions provide broad discretion in favour of First Quantum to determine whether certain events have or have not occurred or exist to make it inadvisable for First Quantum, in its sole judgment, to proceed with its offer and take up any Adastra Shares deposited. Some of the conditions are not subject to materiality thresholds or other objective criteria but rather provide First Quantum with a broad range of grounds upon which it may decline to proceed with the First Quantum Offer even if enough Adastra Shares are deposited pursuant to the offer to satisfy the minimum tender condition.

Subjective conditions give First Quantum the option not to proceed.

9.     The First Quantum Offer is not a Permitted Bid

        The First Quantum Offer does not constitute a "permitted bid" under the shareholder rights plan adopted by Adastra's Board of Directors on November 30, 2005 (the "Rights Plan"). To be a "permitted bid" under the Rights Plan, a take-over bid must, among other things, be open for at least 60 days. A "permitted bid" would, among other things, provide adequate time for the exploration, development and pursuit of alternatives that could maximize shareholder value. A "permitted bid" would also ensure that Adastra shareholders have sufficient time to consider all appropriate alternatives and to not feel compelled to accept a bid for fear that other shareholders might tender and they might find themselves as minority shareholders in a corporation with a new controlling shareholder, and with significantly less liquidity and the absence of any take-over premium.

        The First Quantum Offer is open for acceptance for only 36 days.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

        First Quantum was free to make a "permitted bid" as the Rights Plan was adopted and announced, and a copy publicly filed, prior to the First Quantum Offer being mailed. First Quantum chose not to make a "permitted bid".

First Quantum is attempting to deny the Board and shareholders the time to get greater value.

SHAREHOLDER RIGHTS PLAN

        At a meeting on November 30, 2005, the Board of Directors approved the adoption of the Rights Plan, which was announced by press release disseminated to newswire organizations in the evening of November 30, 2005 and issued before markets opened in the United Kingdom and Canada on December 1, 2005. The purpose of the Rights Plan is to ensure that the Board of Directors will have sufficient time properly to develop and pursue all alternatives that could maximize value for Adastra shareholders. The Rights Plan also seeks to ensure that all Adastra shareholders are treated fairly in any transaction involving a change of control of Adastra and have an equal opportunity to participate in any benefits of a take-over bid. The Rights Plan must be ratified by an ordinary resolution of Adastra shareholders by May 31, 2006 or it will terminate on that date.

        A summary of the Rights Plan is set out in the attached Schedule "B". The summary only includes the material terms and conditions of the Rights Plan, the full text of which is contained in an agreement entered into between Adastra and Computershare Investor Services Inc., as rights agent. The summary is qualified by, and is subject to the full terms and conditions of, that agreement, a copy of which is publicly available on www.sedar.com.

BACKGROUND TO THE FIRST QUANTUM OFFER

        On October 4, 2005, G. Clive Newall, President of First Quantum, telephoned Adastra's Chief Executive Officer, Timothy Read, to request an informal meeting to review the separate experiences of the two companies in developing projects in the DRC. This meeting was held the following day when Mr. Newall sought to explore potential areas of co-operation between the two companies including, inter alia, equipment purchases, the use of shared facilities and some form of corporate combination. Mr. Read replied that the Board would consider any proposal that maximised shareholder value. Subsequently, on November 3, 2005, a further informal telephone conversation was held between First Quantum and Adastra during which the possibility of a merger between the two companies was raised by First Quantum, although no financial terms were discussed. During the course of this telephone call, Adastra proposed that First Quantum should enter into a confidentiality agreement for the benefit of Adastra. However on November 22, 2005 Mr. Read contacted Mr. Newall to advise him that Adastra had decided not to provide a draft confidentiality agreement until such time that First Quantum had reviewed publicly available information on Adastra and developed a provisional valuation of the company. Mr. Read and Mr. Newall met again informally on November 25, 2005, when Mr. Read provided Mr. Newall with certain publicly available documents including annual reports, press releases and past shareholder presentations. Again at this meeting, no financial terms were discussed and Mr Read reiterated the overriding criterion of maximising shareholder value.

        On December 1, 2005, Adastra received a letter from First Quantum offering to make a share exchange offer for Adastra Shares on the basis of one First Quantum common share for every 15 Adastra Shares. Upon receipt of this letter, Adastra management and members of the Board convened by teleconference and considered the proposed offer.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

        On December 2, 2005, the Board of Directors approved the engagement of Rothschild as its financial advisor in connection with any potential change of control transaction. Rothschild had also been acting as financial advisor to Adastra prior to this time in connection with the financing of, and the possible sale of a minority shareholding in, the Kolwezi Project and was therefore intimately acquainted with the Kolwezi Project and its economics. It had furthermore created a financial model of the Kolwezi Project to assist Adastra with project financing initiatives. With respect to the letter received from First Quantum on December 1, 2005, the Board considered the advice of Rothschild and determined that the exchange ratio of one First Quantum Share for every 15 Adastra Shares significantly undervalued Adastra, and First Quantum was advised of the decision taken by the Board of Directors on the same date. At the December 2, 2005 meeting of the Board of Directors, a special committee comprised of independent directors Bernard Vavala, Etienne Denis and John Bentley (the "Special Committee") was formed to consider any further offers.

        On December 6, 2005, Adastra received a letter from G. Clive Newall, President of First Quantum, stating that the board of directors of First Quantum had determined that there was "little point in pursuing matters any further" with Adastra.

        At approximately 9 p.m. (EST) on January 17, 2006, Bernard Vavala, the Chairman of the Board of Directors, received a telephone call from Philip Pascall, Chairman and Chief Executive Officer of First Quantum, to alert Adastra to the fact that First Quantum planned on issuing a press release the following day announcing its intention to make an unsolicited offer for the Adastra Shares.

        On January 18, 2006, First Quantum issued a press release announcing its intention to make the First Quantum Offer. Adastra also issued a press release that same day announcing that the Board of Directors had appointed the Special Committee to evaluate any offer and urging Adastra shareholders not to take any action until the Board of Directors had an opportunity to review and respond to any formal offer.

        On January 23, 2006, the Special Committee received written advice from Rothschild providing Rothschild's initial view that as of January 23, 2006, the proposed offer from First Quantum significantly undervalued Adastra. Based in part on such advice, the Special Committee and the Board of Directors reached an initial view that the proposed offer significantly undervalued Adastra. Adastra issued a press release on January 24, 2006 disclosing this initial view of the Board of Directors and highlighting, among other things, that the exchange ratio under the proposed offer was worse than the exchange ratio of one First Quantum Share for every 15 Adastra Shares offered by First Quantum seven weeks earlier. On January 23, 2006, the Board of Directors also resolved to delay the "Separation Time" under the Rights Plan until such date as the Board of Directors may determine.

        On February 2, 2006, First Quantum issued a press release stating that it had commenced the First Quantum Offer by mailing the First Quantum Circular to Adastra shareholders.

        The Board and the Special Committee have met on number of occasions since January 18, 2006. During this period until the Special Committee issued its report to the Board of Directors, members of the Special Committee had independent discussions with management of Adastra and Torys LLP, counsel to the Special Committee, related to the First Quantum Offer, participated in strategy and drafting sessions with management, Rothschild, Stikeman Elliott LLP, counsel to Adastra, and Torys LLP, and made such other independent investigation and consulted with financial and legal advisors and with management as they felt was necessary to complete their review and formulate their recommendation regarding the First Quantum Offer.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

        On February 14, 2006, at a meeting of the Special Committee, Rothschild presented to the Special Committee and other members of the Board in attendance, their assessment of the First Quantum Offer and the various value maximizing alternatives that may be available to Adastra. Rothschild advised the Special Committee, based on the analysis it had prepared, that the First Quantum Offer was inadequate from a financial point of view. Having received the presentation of Rothschild, the Special Committee deliberated, formulated its recommendation and approved the steps necessary to finalize its report.

        On February 15, 2006, the Special Committee delivered its report to the Board of Directors. The report concluded that the First Quantum Offer was inadequate and neither in the best interest of Adastra nor fair to Adastra shareholders. The Special Committee unanimously recommended to the Board of Directors that it should recommend that Adastra shareholders reject the First Quantum Offer and not tender their Adastra Shares to the First Quantum Offer.

        At a meeting held on February 15, 2006, the Board of Directors received separate presentations from Rothschild and the Special Committee and reviewed the status of the First Quantum Offer and discussions with interested parties regarding alternative transactions and the prospects of a superior proposal or other value maximizing transaction. The Board of Directors also considered the inadequacy opinion of Rothschild, the report of the Special Committee recommending that the Board of Directors recommend that Adastra shareholders reject the First Quantum Offer, the views of management and other reasons described above under "Reasons for the Board's Recommendation", and unanimously resolved to recommend to Adastra shareholders that they should REJECT the First Quantum Offer and NOT TENDER their Adastra Shares to the First Quantum Offer.

INTENTION WITH RESPECT TO THE FIRST QUANTUM OFFER

        Each of the directors and senior officers of Adastra has indicated that he has not accepted, and does not intend to accept, the First Quantum Offer. To the knowledge of the directors and senior officers of Adastra, after reasonable enquiry, none of their associates who own Adastra Shares nor any person or company who owns more than 10% of the issued and outstanding Adastra Shares has accepted or indicated an intention to accept the First Quantum Offer.

        M&G Investment Management Limited, on behalf of Prudential plc and its subsidiaries, Adastra's largest shareholder, holding 14.8% of the issued and outstanding Adastra Shares, together with Mr. Jean-Raymond Boulle, the founder of Adastra and its largest non-institutional shareholder (beneficial holder of 7.7% of the issued and outstanding Adastra Shares), Merrill Lynch Investment Managers (holder of 5.2% of the issued and outstanding Adastra Shares) and other major shareholders, who in aggregate hold more than 50% of Adastra's issued share capital have advised the Board that they do not intend to tender their Adastra Shares to the First Quantum Offer.

INTERESTS IN MATERIAL CONTRACTS OF FIRST QUANTUM

        None of the directors or senior officers of Adastra or their associates, and to the knowledge of such directors and senior officers after reasonable enquiry, no person or company who owns more than 10% of the issued and outstanding Adastra Shares, has any interest in any material contract to which First Quantum is a party.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

DIRECTORS AND SENIOR OFFICERS OF ADASTRA
AND OWNERSHIP OF SECURITIES

        The following table sets forth the names and positions with Adastra of each director and senior officer of Adastra and the number, designation and percentage of outstanding securities of any class, beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates. No securities of Adastra are beneficially owned, directly or indirectly, or controlled by any person or company acting jointly or in concert with Adastra.

		Securities of Adastra Beneficially Owned Directly or Indirectly(1)
Name	Position with Adastra	Adastra Shares(2)	Options to Acquire Adastra Shares	Percentage of Options Outstanding
Bentley, John William Sharp	Director	10,000	500,000	6.7%
Button, Thomas David	Senior Officer	134,125	666,287	8.9%
Denis, Etienne	Director	0	500,000	6.7%
MacNeill, Paul Clark(3)	Director	54,972	400,000	5.4%
Pryor, Bernard	Senior Officer/Director	80,309	776,287	10.5%
Read, Timothy Philip	Senior Officer/Director	450,514	1,648,635	22.2%
Vavala, Bernard	Director	461,800	785,000	10.6%
Walsh, Patrick John	Director	0	500,000	6.7%
(1)
The information as to Adastra Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Adastra, has been furnished by the respective directors and senior officers.

(2)
The number of Adastra Shares indicated in the column represents, in each case, less than 1% of the outstanding Adastra Shares.

(3)
Mr. MacNeill's spouse beneficially owns 100,000 Adastra Shares.

PRINCIPAL SHAREHOLDERS OF ADASTRA

        To the knowledge of the directors and senior officers of Adastra after reasonable inquiry, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Adastra at the date of this Directors' Circular, are as follows:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Prudential plc and its subsidiaries	11,459,400	14.81%

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

TRADING IN SECURITIES OF ADASTRA

        During the six months preceding the date of the Directors' Circular, none of Adastra, the directors and senior officers of Adastra nor, to the knowledge of the directors and senior officers of Adastra after reasonable enquiry, any of their respective associates, any person or company holding more than 10% of the issued and outstanding Adastra Shares or any person acting jointly or in concert with Adastra, has traded any Adastra securities or rights to acquire securities of Adastra, other than as indicated below.

Name	Nature of Trade	Date of Trade	Number of Adastra Shares	Price per Adastra Share (Cdn. $)
Debra Windjack(1)	Purchase	2005-11-03	45,100	$1.40
Debra Windjack(1)	Purchase	2005-11-04	4,900	$1.61
Adastra Minerals Inc.	Private Placement from Treasury	2005-12-22	6,000,000	$1.70
Prudential plc and subsidiaries	Purchase under Private Placement	2005-12-22	500,000	$1.70
Prudential plc and subsidiaries	Purchases in the market	Unknown	350,000	Unknown
(1)
Ms Windjack is the spouse of Mr. Paul MacNeill, a director of Adastra.

ISSUANCES OF SECURITIES OF ADASTRA

        No Adastra Shares or securities convertible into Adastra Shares have been issued to the directors or senior officers of Adastra during the two years preceding the date hereof, other than as indicated below.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

Issuances of Adastra Shares

Name	Nature of Issue	Date of Issue	Number of Adastra Shares Issued		Price per Adastra Share Cdn. $)
Button, Thomas David	Exercise of option	2005-10-31	100,000		0.60
Button, Thomas David	Termination of option(1)	2005-10-31	34,125	(2)	0.60
MacNeill, Paul Clark	Termination of option(1)	2005-10-31	54,972		0.60
Pryor, Bernard	Termination of option(1)	2005-11-01	80,309	(3)	0.60
Read, Timothy Philip	Termination of option(1)	2004-04-08	99,586		1.10
Read, Timothy Philip	Termination of option(1)	2004-04-15	95,537		1.10
Read, Timothy Philip	Termination of option(1)	2004-04-22	96,199		1.10
Read, Timothy Philip	Termination of option(1)	2004-04-29	93,192		1.10
Vavala, Bernard	Exercise of option	2005-11-03	165,000		0.60
(1)
Existing options were relinquished and Adastra Shares were issued in lieu thereof.

(2)
Originally 54,972 but reduced to 34,125 with UK income and social taxes settled.

(3)
Originally 135,935 but reduced to 80,309 with UK income and social taxes settled.

Grants of Options to Acquire Adastra Shares

Grantee	Number of Options Granted	Date of Grant	Exercise Price (Cdn. $)	Expiry Date
Bentley, John William Sharp	150,000	2004-04-30	1.80	2009-04-29
Bentley, John William Sharp	100,000	2005-10-24	1.35	2010-10-23
Button, Thomas David	330,000	2004-04-30	1.80	2009-04-29
Button, Thomas David	226,287	2005-10-24	1.35	2010-10-23
Denis, Etienne	150,000	2004-04-30	1.80	2009-04-29
Denis, Etienne	100,000	2005-10-24	1.35	2010-10-23
MacNeill, Paul Clark	150,000	2004-04-30	1.80	2009-04-29
MacNeill, Paul Clark	100,000	2005-10-24	1.35	2010-10-23
Pryor, Bernard	400,000	2004-04-30	1.80	2009-04-29
Pryor, Bernard	226,287	2005-10-24	1.35	2010-10-23
Read, Timothy Philip	1,300,000	2004-04-30	1.80	2009-04-29
Read, Timothy Philip	348,635	2005-10-24	1.35	2010-10-23
Vavala, Bernard	485,000	2004-04-30	1.80	2009-04-29
Vavala, Bernard	150,000	2005-10-24	1.35	2010-10-23
Walsh, Patrick John	150,000	2004-04-30	1.80	2009-04-29
Walsh, Patrick John	100,000	2005-10-24	1.35	2010-10-23

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

OWNERSHIP OF SECURITIES OF FIRST QUANTUM

        Other than M&G Investment Management Limited on behalf of Prudential plc, which according to public filings made by First Quantum, owns approximately 10.93% of the issued and outstanding common shares of First Quantum, none of Adastra, the directors and senior officers of Adastra and, to the knowledge of the directors and senior officers of Adastra after reasonable enquiry, none of their respective associates, or any person or company holding more than 10% of any class of equity securities of Adastra beneficially owns, directly or indirectly, or exercises control or direction over, any securities of First Quantum. No securities of First Quantum are beneficially owned, directly or indirectly, or controlled by any person or company acting jointly or in concert with Adastra.

RELATIONSHIP BETWEEN FIRST QUANTUM AND DIRECTORS,
SENIOR OFFICERS AND SHAREHOLDERS OF ADASTRA

        No contracts, arrangements or agreements (including any contracts, arrangements or agreements as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or senior officers of Adastra remaining or retiring from office if the First Quantum Offer is successful) have been made or proposed to be made between First Quantum and any of the directors or senior officers of Adastra. None of the directors or senior officers of Adastra is a director or officer of First Quantum or any subsidiary of First Quantum. None of the directors and senior officers of Adastra and, to the knowledge of the directors and officers of Adastra after reasonable enquiry, none of their respective associates, has any interest in any material contract to which First Quantum is a party.

        To the knowledge of the directors and senior officers of Adastra, no special contract, arrangement or understanding, formal or informal, has been made or proposed to be made between First Quantum and any Adastra shareholder with respect to the First Quantum Offer.

AGREEMENTS BETWEEN ADASTRA AND ITS
DIRECTORS AND SENIOR OFFICERS

        Except as set forth below, no arrangements or agreements (including any arrangements or agreements as to any payments or other benefits to be made or given by way of compensation for loss of office or as to the directors or senior officers of Adastra remaining in or retiring from office if the First Quantum Offer is successful) have been made or proposed to be made between Adastra and any of its directors or senior officers.

        Adastra has entered into substantially similar employment and management agreements (the "Management Agreements") with Messrs. Thomas David Button, Bernard Pryor and Timothy Read (collectively the "Key Executives"). Under the Management Agreements, the current annual salary for Thomas David Button is £150,750, for Bernard Pryor is £150,750 and for Timothy Read is £232,250. The Management Agreements provide that a Key Executive may, at any time during the three months immediately following the acquisition of more than 29.9% of the voting securities of Adastra (a "Change of Control"), by written notice to Adastra, resign from his employment and Adastra shall be liable to pay the Key Executive 12 months salary as a liquidated damages payment. A Key Executive terminated by Adastra following a Change of Control is entitled to 12 months' written notice of termination or payment in lieu thereof. All options held by Key Executives and other directors and employees of Adastra vest immediately following a change of control involving more than 29.9% of the issued and outstanding securities of Adastra, except that 667,603 options granted to Key Executives and other employees during financial year 2005 are subject to performance testing at such time.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

MATERIAL CHANGES IN THE AFFAIRS OF ADASTRA

        Except as otherwise described or referred to in this Directors' Circular, no other information is known to the directors or senior officers of Adastra that indicates any material change in the affairs or prospects of Adastra since October 31, 2005.

OTHER INFORMATION

        Except as disclosed in this Directors' Circular, there is no information that is known to the directors and officers of Adastra that would reasonably be expected to affect the decision of the holders of Adastra Shares (or securities convertible into Adastra Shares) to accept or reject the First Quantum Offer.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides holders of Adastra Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Adastra Shares. However, such rights must be exercised within prescribed time limits. Holders of Adastra Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF THE DIRECTORS' CIRCULAR

        The contents of this Directors' Circular have been approved by the Board of Directors and the delivery of this Directors' Circular has been authorized by the Board of Directors.

 REJECT FIRST QUANTUM'S OFFER — DO NOT TENDER YOUR ADASTRA SHARES.

February 17, 2006

To:	The Special Committee of the Board of Directors and the Board of Directors of Adastra Minerals Inc.

CONSENT OF N M ROTHSCHILD & SONS LIMITED

        We hereby consent to the references to the opinion dated February 16, 2006 of our firm in the cover letter to the circular of the Board of Directors of Adastra Minerals Inc. dated February 17, 2006 (the "Circular") and under the caption "Reasons for the Board's Recommendation" and to the inclusion of the foregoing opinion in the Circular. In providing such consent, except as may be required by securities laws, we do not intend that any person other than the Special Committee of the Board of Directors and the Board of Directors rely upon such opinion.

(Signed) N M Rothschild & Sons Limited

CERTIFICATE

February 17, 2006

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the First Quantum Offer within the meaning of the Securities Act (Québec).

On behalf of the Board of Directors of Adastra Minerals Inc.

(Signed) Bernard Vavala Director	(Signed) Timothy Read Director

SCHEDULE A

The Special Committee of the Board of
Directors and the Board of Directors of
Adastra Minerals Inc.
Castlewood House
77/91 New Oxford Street
London, WC1A 1DG

16 February 2006

We understand that the board of directors (the "Board" or "you") of Adastra Minerals Inc. (the "Company") has been asked to consider a take-over bid (the "Offer") by First Quantum Minerals Ltd. ("First Quantum") to acquire all the outstanding shares of the Company (the "Adastra Shares") in an all stock transaction, at an exchange ratio of 1 First Quantum share for 17.5 Adastra Shares (the "Consideration"), the whole as more fully described in the take-over bid circular of First Quantum and related documents (collectively the "Circular") dated February 2nd, 2006 (the "Proposed Transaction") and mailed to holders of Adastra Shares (the "Shareholders").

We have been retained by the Board under the supervision of the special committee (the "Special Committee"), which we understand has been constituted for the purpose of considering offers to acquire Adastra including the Offer, making recommendations to the Board regarding any such offers and reviewing strategic alternatives, to provide an opinion (the "Opinion") as to the adequacy, from a financial point of view, of the Consideration under the Offer to the Shareholders. We have not prepared a formal valuation of the Company or any of its securities or assets and this Opinion should not be construed as such.

Engagement

Pursuant to an agreement (the "Engagement Agreement") between the Company and N M Rothschild & Sons Limited ("Rothschild", or "we") dated and effective as of December 8th, 2005 and pursuant to a letter addressed to the Special Committee dated February 1st, 2006, Rothschild was formally engaged by the Board under the supervision of the Special Committee to provide advice and assistance to the Special Committee and, if directed by the Special Committee, to the Board, and to render the Opinion to the Special Committee and the Board. The terms of the Engagement Agreement provide that Rothschild is to be paid a fee for its services to the Board.

N M Rothschild & Sons Limited New Court, St Swithin's Lane London EC4P 4DU, United Kingdom	Telephone +44 (0)20 7280 5000 Investment Banking Facsimile +44 (0)20 7280 5671 www.rothschild.com	Registered number 925279 England Registered office as shown Authorised and Regulated by the Financial Services Authority

Credentials of Rothschild

Rothschild is a member of the Rothschild Group, which is one of the world's leading independent investment banks with 30 offices in 22 countries. Rothschild's main activities include investment banking, corporate finance and financial advisory services to public and private corporations and to governments and their agencies. Rothschild is not affiliated with commercial banks, financial institutions or industrial groups in Canada. This Opinion is the opinion of Rothschild, and its form and content have been reviewed and approved for release by a committee of the directors and officers of Rothschild, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Relationship with Interested Parties

Neither Rothschild nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company or any of its associates or affiliates. We are acting as financial adviser to the Board under the supervision of the Special Committee with respect to the Offer and will receive a fee from the Company for our services, which is not contingent upon the completion or failure of the transaction contemplated by the Offer, or of any other offer for the Company. We are currently engaged to provide additional financial advisory services to the Company and we or our affiliates may in the future provide financial services to the Company and/or First Quantum in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

In light of the Offer, you have requested our opinion as to whether the Consideration is adequate from a financial point of view to the holders of Adastra Shares.

Scope of Review

In arriving at our opinion set forth below, we have, among other things:

i)
reviewed the Circular;

ii)
reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates that we deemed to be relevant;

iii)
reviewed certain publicly available business and financial information concerning First Quantum and the industries in which it operates that we deemed relevant;

iv)
compared the financial terms of the Proposed Transaction with the publicly available financial terms of certain other transactions involving publicly listed companies we deemed relevant and the consideration received in such transactions;

v)
analysed the projected cash flows associated with the Kolwezi Project, based on costs and production forecasts provided by management of the Company;

vi)
compared the financial terms of the Proposed Transaction with the terms of those of the proposed sale of a minority interest in the Kolwezi Project to Mitsubishi Corporation, as advised by the Company;

vii)
reviewed the current and historical market prices of the Adastra Shares and First Quantum shares and compared them with those of certain publicly traded securities of such other companies that we deemed relevant;

viii)
reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

ix)
performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of management of the Company with respect to the Proposed Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

Assumptions and Limitations

This Opinion is subject to the assumptions, explanations and limitations set forth below and elsewhere herein.

With the Special Committee's approval and as provided for in the Engagement Agreement, in preparing this Opinion, Rothschild has relied upon and assumed, without independent verification, the accuracy, completeness and fair presentation of all the financial and other information, data, documents, advice, opinions and representations obtained by it that was publicly available or was furnished to us by the Company and its affiliates and advisers, or otherwise reviewed by us or other information and materials of whatsoever nature or kind respecting the Company, its subsidiaries, and the Offer (the "Information"), and we have not assumed any responsibility or liability therefore. Our Opinion is conditional upon such completeness, accuracy and fair presentation of the Information.

We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. We have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company. When relying on financial analyses and forecasts provided to us or discussed with us by the Company, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the Company's management as to the expected future results of operations and the financial condition of the Company to which such analyses or forecasts relate or the potential strategic implications or operational benefits resulting from the transaction contemplated by the Offer. In rendering the Opinion we express no view as to the reasonableness of such forecasts, budgets, strategic implications or operational benefits or the assumptions on which they are based.

We have relied as to all legal matters relevant to rendering the Opinion upon the advice of our counsel. We have also assumed that the disclosure provided or incorporated by reference in the Circular (except as noted in the draft Directors' Circular) with respect to the Company, First Quantum, their respective subsidiaries and affiliates, and the Offer is accurate in all material respects.

Our Opinion is necessarily based on securities and commodity market and on economic, financial and other general business conditions as they exist and can be evaluated on, and the Information, as of the date hereof and the conditions and prospects, financial and otherwise, of the Company, its subsidiaries and affiliates, as they were reflected in the Information and as they were represented to Rothschild in discussions with management of the Company. We are expressing no opinion herein as to the price at which Adastra Shares will trade at any future time.

Our Opinion is limited to the adequacy, from a financial point of view, to the Shareholders of the Company of the Consideration and we express no opinion as to any underlying decision that the Company may make to engage in the transactions contemplated by the Offer or in any alternative transaction. In addition, we express no opinion as to the adequacy of the Consideration relative to the consideration offered under any proposed alternative transaction. In our analyses and in preparing this Opinion, we have made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Rothschild or any party involved in the transactions contemplated in the Offer.

This Opinion does not constitute a recommendation to any Shareholder as to how such Shareholders should vote with respect to the Offer or any other matter should the Offer or any other matter come to a vote of the Shareholders.

You have not asked us to address, and this Opinion does not address, the fairness or inadequacy of the Offer to, or any other consideration of, the holders of any class of securities, any creditors or any other constituencies of the Company other than the Shareholders.

This Opinion is provided for the use of the Special Committee and the Board only, in connection with, and for the purpose of, their evaluation of the Offer. This Opinion may not (in whole or in part) be disclosed, referred to, used, relied upon, or communicated to or by any person other than the Special Committee or the Board for any purpose whatsoever without the express prior written consent of Rothschild and Rothschild disclaims all liability to third parties as a result of the circulation or publication, reproduction or use of this Opinion contrary to the provisions of this paragraph. Notwithstanding the foregoing, this Opinion may be reproduced in full in the Directors' Circular to be mailed to Shareholders and filed as required with the securities regulatory authorities in Canada.

Rothschild believes that its Opinion must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This Opinion is given as of the date hereof and, although we reserve the right to change or withdraw this Opinion if we learn that any of the Information on which we relied in preparing this Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw this Opinion, to advise any person of any change that may come to our attention or to update this Opinion after the date hereof.

We were not engaged to, and we did not, assess any legal, tax or accounting aspects or consequences of the transactions contemplated by the Offer.

Opinion

Based on and subject to the foregoing, Rothschild is of the opinion that, as of the date hereof, the Consideration is inadequate, from a financial point of view, to the Shareholders.

Very truly yours,

N M Rothschild & Sons Limited

SCHEDULE B
SUMMARY OF SHAREHOLDER RIGHTS PLAN

Summary of the Principal Terms of the Rights Plan

        This summary is qualified in its entirety by reference to the text of the Rights Plan which is available upon request from Adastra Minerals Inc. (the "Corporation") at Adastra Minerals Inc., Castlewood House, 77/91 New Oxford Street, London, England, WC1A 1DG (Fax: 44 20-7257-2041) or a copy of the Rights Plan may be obtained from the Corporation's public disclosure documents found at www.sedar.com. Capitalized terms used in this summary without express definition have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

        The Corporation issued one right (a "Right") in respect of each common share outstanding at the close of business on November 30, 2005 (the "Record Time"). The Corporation will issue Rights on the same basis for each common share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

Rights Certificates and Transferability

        Before the Separation Time, the Right will be evidenced by certificates for the common shares which are not transferable separate from the common shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the common shares.

Exercise of Rights

        Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one common share for the Exercise Price of $50 (subject to certain anti-dilution adjustments). This Exercise Price is a price in excess of the estimated maximum value of the common shares during the term of the Rights Plan as determined by the Board of Directors. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an "Acquiring Person", which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of common shares which have an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a shareholder of the Corporation (other than the Acquiring Person) can acquire additional common shares from treasury at half their Market Price.

Definition of "Acquiring Person"

        Subject to certain exceptions, an Acquiring Person is a person who is the Beneficial Owner (defined below) of 20% or more of the outstanding common shares.

Definition of "Beneficial Ownership"

        A person is a Beneficial Owner if such person or its affiliates or associates or any other person acting jointly or in concert:

  (a)
  owns the securities in law or equity; and

  (b)
  has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

        However, a person is not a Beneficial Owner under the Rights Plan where:

  (a)
  the securities have been deposited or tendered pursuant to a take-over bid, unless those securities have been taken up or paid for;

  (b)
  by reason of the holders of such securities having agreed to deposit or tender such securities to a take-over bid pursuant to a Permitted Lock-Up Agreement;

  (c)
  such person (including a fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds or investment funds for others, as long as that person:

  (i)
  holds those common shares in the ordinary course of its business for the account of others;

  (ii)
  holds not more than 30% of the common shares (in the case of a pension fund administrator); and

  (iii)
  is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

  (d)
  such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of "Separation Time"

        Separation Time occurs on the tenth trading day after the earlier of:

  (e)
  the first date of public announcement that a Flip-In Event has occurred;

  (f)
  the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

  (g)
  the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

Definition of "Expiration Time"

        Expiration Time occurs on the date being the earlier of:

  (a)
  the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

  (b)
  the date immediately after the Corporation's annual meeting of shareholders to be held in 2009.

Definition of a "Flip-In Event"

        A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person or any of its related parties to whom the Acquiring Person has transferred its Rights will become null and void as a result of which the Acquiring Person's investment in the Corporation will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of "Permitted Bid"

        A Permitted Bid is a take-over bid made by a person (the "Offeror") pursuant to a take-over bid circular that complies with the following conditions:

  (a)
  the bid is made to all registered holders of common shares (other than common shares held by the Offeror);

  (b)
  the Offeror agrees that no common shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no common shares will be taken up or paid for unless at such date more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

  (c)
  the Offeror agrees that the common shares may be deposited to and withdrawn from the take-over bid at any time before such common shares are taken up and paid for; and

  (d)
  if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 business days to permit the remaining shareholders to tender their common shares.

Definition of "Competing Bid"

        A Competing Bid is a take-over bid that:

  (a)
  is made while another Permitted Bid is in existence; and

  (b)
  satisfies all the requirements of a Permitted Bid except that the common shares under a Competing Bid may be taken up on the later of 35 days after the Competing Bid was made and 60 days after the earliest date on which any other Permitted Bid or Competing Bid that was then in existence was made, and at such date more than 50% of the outstanding common shares held by shareholders other than the Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn.

Definition of "Permitted Lock-Up Agreement"

        A Permitted Lock-Up Agreement is an agreement between a person making a take-over bid and one or more shareholders (each, a "Locked-up Person") under which the Locked-up Persons agree to deposit or tender their common shares to such take-over bid and which provides:

  (a)
  (i) no limit on the right of the Locked-up Persons to withdraw their shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) where the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid; or (ii) limits such right to withdraw its shares in order to deposit them to a Competing Bid (or terminate the agreement in order to support another transaction) unless the price or value represented under the Competing Bid (or other transaction) exceeds the price or value represented under the original take-over bid by as much as or more than an amount specified under the original takeover bid, and the specified amount is not more than 7% of the price or value represented under the original take-over bid; and

  (b)
  for no "break-up" fee or "top-up" fee in excess of the greater of: (i) 2.5% of the price or value payable under the original take-over bid to Locked-up Persons; and (ii) 50% of the amount by which the price or value payable to Locked-up Persons under a Competing Bid (or other transaction) exceeds the price or value payable to Locked-up Persons under the original take-over bid, shall be payable by such Locked-up Persons if any Locked-up Person fails to tender their common shares under the original take-over bid or withdraws common shares previously tendered under the original take-over bid in order to tender such common shares under a Competing Bid (or to support another transaction).

Redemption of Rights

        The Rights may be redeemed by the Board at its option with the prior approval of the shareholders at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

Waiver

        Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of that first bid. Other waivers of the "Flip-In" provisions of the Rights Plan will require prior approval of the shareholders of the Corporation. The Board may also waive the "Flip-In" provisions of the Rights Plan in respect of any Flip-In Event provided that the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Term of the Rights Plan

        Unless otherwise terminated, the Rights Plan will expire on the date immediately after the Corporation's annual meeting of shareholders to be held in 2009.

Amending Power

        Except for minor amendments to correct typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law, shareholder or rightsholder approval is required for amendments to the Rights Plan.

Rights Agent

        Computershare Investor Services Inc.

Rightsholder not a Shareholder

        Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Corporation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ADASTRA SHAREHOLDERS REJECT THE FIRST QUANTUM OFFER AND NOT TENDER THEIR COMMON SHARES
Shareholders requiring advice or assistance concerning the First Quantum Offer are urged to contact their broker or:
In North America — The Equicom Group — Toll Free: 1-800-385-5451 In Europe and elsewhere — Adastra Minerals Inc. — +44 (0) 20 7257 2040

QuickLinks

TABLE OF CONTENTS
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
CURRENCY AND EXCHANGE RATES
INFORMATION REGARDING FIRST QUANTUM
DIRECTORS' CIRCULAR
BACKGROUND AND OWNERSHIP OF THE KOLWEZI PROJECT
THE MITSUBISHI TRANSACTION
REASONS FOR THE BOARD'S RECOMMENDATION
SHAREHOLDER RIGHTS PLAN
BACKGROUND TO THE FIRST QUANTUM OFFER
INTENTION WITH RESPECT TO THE FIRST QUANTUM OFFER
INTERESTS IN MATERIAL CONTRACTS OF FIRST QUANTUM
DIRECTORS AND SENIOR OFFICERS OF ADASTRA AND OWNERSHIP OF SECURITIES
PRINCIPAL SHAREHOLDERS OF ADASTRA
TRADING IN SECURITIES OF ADASTRA
ISSUANCES OF SECURITIES OF ADASTRA
OWNERSHIP OF SECURITIES OF FIRST QUANTUM
RELATIONSHIP BETWEEN FIRST QUANTUM AND DIRECTORS, SENIOR OFFICERS AND SHAREHOLDERS OF ADASTRA
AGREEMENTS BETWEEN ADASTRA AND ITS DIRECTORS AND SENIOR OFFICERS
MATERIAL CHANGES IN THE AFFAIRS OF ADASTRA
OTHER INFORMATION
STATUTORY RIGHTS
APPROVAL OF THE DIRECTORS' CIRCULAR
CONSENT OF N M ROTHSCHILD & SONS LIMITED
CERTIFICATE
SCHEDULE A
SCHEDULE B SUMMARY OF SHAREHOLDER RIGHTS PLAN